Exhibit 99.2

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(In millions, except per share data)
(Unaudited)

		Three Months Ended		
		December 29, 2007		December 30, 2006
Sales	$	6,476	$	6,298
Cost of Sales		6,161		5,956
		315		342
Selling, General and Administrative		215		189
Other Charges		6		2
Operating Income		94		151
Other (Income) Expense:				
Interest income		(2)		(2)
Interest expense		53		61
Other, net		(19)		2
		32		61
Income from Continuing Operations before Income Taxes		62		90
Income Tax Expense		21		30
Income from Continuing Operations		41		60
Loss from Discontinued Operation, net of tax of $(3), $(1)		(7)		(3)
Net Income	$	34	$	57
Weighted Average Shares Outstanding:				
Class A Basic		279		264
Class B Basic		70		83
Diluted		355		353
Earnings Per Share from Continuing Operations:				
Class A Basic	$	0.12	$	0.18
Class B Basic	$	0.11	$	0.16
Diluted	$	0.12	$	0.17
Loss Per Share from Discontinued Operation:				
Class A Basic	$	(0.02)	$	(0.01)
Class B Basic	$	(0.02)	$	(0.01)
Diluted	$	(0.02)	$	(0.01)
Net Earnings Per Share:				
Class A Basic	$	0.10	$	0.17
Class B Basic	$	0.09	$	0.15
Diluted	$	0.10	$	0.16
Cash Dividends Per Share:				
Class A	$	0.040	$	0.040
Class B	$	0.036	$	0.036

See accompanying Notes to Consolidated Condensed Financial Statements.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions, except share and per share data)
(Unaudited)

	December 29, 2007		September 29, 2007	
Assets				
Current Assets:				
Cash and cash equivalents	$	55	$	42
Accounts receivable, net		1,184		1,246
Inventories		2,173		2,159
Other current assets		152		70
Assets of discontinued operation held for sale		163		164
Total Current Assets		3,727		3,681
Net Property, Plant and Equipment		3,575		3,608
Goodwill		2,487		2,485
Intangible Assets		125		126
Other Assets		336		327
Total Assets	$	10,250	$	10,227
Liabilities and Shareholders' Equity				
Current Liabilities:				
Current debt	$	132	$	137
Trade accounts payable		1,192		1,050
Other current liabilities		803		928
Total Current Liabilities		2,127		2,115
Long-Term Debt		2,574		2,642
Deferred Income Taxes		340		367
Other Liabilities		457		372
Shareholders' Equity:				
Common stock ($0.10 par value):				
Class A-authorized 900 million shares:				
Issued 300 million shares at December 29, 2007,				
and September 29, 2007		30		30
Class B-authorized 900 million shares:				
Issued 70 million shares at December 29, 2007,				
and September 29, 2007		7		7
Capital in excess of par value		1,886		1,877
Retained earnings		2,996		2,993
Accumulated other comprehensive income		60		50
		4,979		4,957
Less treasury stock, at cost-				
14 million shares at December 29, 2007,				
and September 29, 2007		227		226
Total Shareholders' Equity		4,752		4,731
Total Liabilities and Shareholders' Equity	$	10,250	$	10,227

See accompanying Notes to Consolidated Condensed Financial Statements.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

| | Three Months Ended | |
	December 29, 2007	December 30, 2006
Cash Flows From Operating Activities:		
Net income	$ 34	$ 57
Depreciation and amortization	127	128
Deferred income taxes and other, net	(34)	75
Net changes in working capital	59	65
Cash Provided by Operating Activities	186	325
Cash Flows From Investing Activities:		
Additions to property, plant and equipment	(100)	(43)
Proceeds from sale of property, plant and equipment	10	2
Proceeds from sale of investment	21	-
Proceeds from sale of short-term investment	-	770
Proceeds from sale of marketable securities	25	20
Purchases of marketable securities	(24)	(16)
Other, net	(4)	7
Cash Provided by (Used for) Investing Activities	(72)	740
Cash Flows From Financing Activities:		
Net payments on revolving credit facilities	(66)	(108)
Payments of debt	(11)	(910)
Proceeds from borrowings of debt	3	-
Purchases of treasury shares	(4)	(24)
Dividends	(14)	(14)
Decrease in negative book cash balances	(13)	(4)
Stock options exercised and other, net	2	12
Cash Used for Financing Activities	(103)	(1,048)
Effect of Exchange Rate Change on Cash	2	-
Increase in Cash and Cash Equivalents	13	17
Cash and Cash Equivalents at Beginning of Period	42	28
Cash and Cash Equivalents at End of Period	$ 55	$ 45

See accompanying Notes to Consolidated Condensed Financial Statements.

NOTE 1: ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated condensed financial statements have been prepared by Tyson Foods, Inc. (collectively, "the Company," "we," "us" or "our"). Certain information and accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. Although we believe the disclosures contained herein are adequate to make the information presented not misleading, these consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 10-K for the fiscal year ended September 29, 2007. Preparation of consolidated condensed financial statements requires us to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe the accompanying consolidated condensed financial statements contain all adjustments necessary to present fairly our financial position as of December 29, 2007, and the results of operations and cash flows for the three months ended December 29, 2007, and December 30, 2006. Results of operations and cash flows for the three months ended December 29, 2007, and December 30, 2006, are not necessarily indicative of results to be expected for the full year.

On June 25, 2008, we executed a letter of intent with XL Foods Inc. to sell the beef processing, cattle feedyard and fertilizer assets of Lakeside Farm Industries Ltd (Lakeside), our wholly-owned Canadian subsidiary. The financial statements herein are reissued to reflect the reclassification of operations to discontiued operations. See Note 2: Discontinued Operation in the Notes to Consolidated Condensed Financial Statements for further information.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 at the beginning of fiscal 2008. The adoption of FIN 48 resulted in a change to the opening Consolidated Condensed Balance Sheets as follows: $32 million increase to Other Current Assets, $17 million decrease to Other Current Liabilities, $106 million increase to Other Liabilities, $40 million decrease to Deferred Income Taxes and $17 million decrease to Retained Earnings. Included in these changes we recognized a $120 million increase in the liability for unrecognized tax benefits and a $21 million increase in the related liability for interest and penalties for a total of $141 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). This statement provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 157 and SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we expect to adopt SFAS No.

157 and SFAS No. 159 at the beginning of fiscal 2009. We are in process of evaluating the potential impacts of SFAS No. 157 and SFAS No. 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to establish accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity in the consolidated financial statements, rather than in the liability or mezzanine section between liabilities and equity. SFAS No. 160 also requires consolidated net income be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The impact of SFAS No. 160 will not have a material impact on our current Consolidated Condensed Financial Statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 160 at the beginning of fiscal 2010.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 141R for any business combinations entered into beginning in fiscal 2010.

NOTE 2: DISCONTINUED OPERATION

On June 25, 2008, we executed a letter of intent with XL Foods Inc. to sell the beef processing, cattle feedyard and fertilizer assets of Lakeside for $106 million. Lakeside was part of our Beef segment. XL Foods will pay an additional amount for cattle inventory, fertilizer inventory and packaging assets, estimated to approximate $85 million. This transaction is denominated in Canadian Dollars, so conversion at the closing date to US Dollars could be different than noted above. We will retain the finished product inventory, accounts receivable and accounts payable of the Lakeside operation as of the closing date.

The transaction remains subject to government approvals, receipt of commercially reasonable financing by XL Foods and execution of a definitive agreement between Tyson and XL Foods. We hope to complete the sale by the end of fiscal 2008 and are reporting the Lakeside results as a discontinued operation.

The following is a summary of Lakeside's operating results (in millions):

| | Three Months Ended | |
	December 29, 2007	December 30, 2006
Sales	$ 290	$ 260
Pretax loss	10	4

The carrying amounts of Lakeside's assets held for sale include the following (in millions):

	December 29, 2007	September 29, 2007
Assets of discontinued operation held for sale:		
Inventories	$ 77	$ 79
Net property, plant and equipment	86	85
Total assets of discontinued operation held for sale	$ 163	$ 164

NOTE 3: DISPOSITIONS AND OTHER CHARGES

In the first quarter of fiscal 2008, we recorded an $18 million non-operating gain as the result of a private equity firm's purchase of a technology company in which we held a minority interest. This gain was recorded in Other Income in the Consolidated Condensed Statements of Income.

In the first quarter of fiscal 2008, management approved plans for implementation of certain recommendations resulting from the previously announced FAST initiative, which was focused on process improvement and efficiency creation. As a result, in the first quarter of fiscal 2008, we recorded charges of $6 million related to employee termination benefits resulting from the termination of approximately 200 employees. Of these charges, approximately $2 million, $2 million, $1 million and $1 million, respectively, were recorded in the Chicken, Beef, Pork and Prepared Foods segments' Operating Income (Loss). These charges were recorded in Other Charges in the Consolidated Condensed Statements of Income. As of December 29, 2007, approximately $2 million of employee termination benefits had been paid. No material adjustments to the accrual are anticipated.

NOTE 4: FINANCIAL INSTRUMENTS

We purchase certain commodities, such as grains, livestock and natural gas in the course of normal operations. As part of our commodity risk management activities, we use derivative financial instruments, primarily futures and options, to reduce our exposure to various market risks related to these purchases. Contract terms of a financial instrument qualifying as a hedge instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts designated and highly effective at meeting risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is accounted for as a hedge, changes in the fair value of the instrument will be offset either against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value is immediately recognized in earnings as a component of cost of sales. Instruments we hold as part of our risk management activities that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. Changes in market value of derivatives used in our risk management activities surrounding inventories on hand or anticipated purchases of inventories or supplies are recorded in cost of sales. Changes in market value of derivatives used in our risk management activities surrounding forward sales contracts are recorded in sales. We generally do not hedge anticipated transactions beyond 12 months.

We had derivative related balances of $44 million and $16 million recorded in other current assets at December 29, 2007, and September 29, 2007, respectively, and $20 million and $48 million in other current liabilities at December 29, 2007, and September 29, 2007, respectively.

Cash flow hedges: We use derivatives to moderate the financial and commodity market risks of our business operations. Derivative products, such as futures and options, are designated to be a hedge against changes in the amount of future cash flows related to commodities procurement.

The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of Accumulated Other Comprehensive Income in Shareholders' Equity and recognized into earnings in the same period or periods during which the hedged transaction affects earnings (for grain commodity hedges, when the chickens that consumed the hedged grain are sold). The remaining cumulative gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in earnings during the period of change. Ineffectiveness related to our cash flow hedges was not significant during the three months ended December 29, 2007, and December 30, 2006.

Derivative products related to grain procurement that meet the criteria for hedge accounting and are so designated, are considered cash flow hedges, as they hedge against changes in the amount of future cash flows related to commodities procurement. We do not purchase derivative products related to grain procurement in excess of our physical grain consumption requirements. There were $2 million of net gains recorded in accumulated other comprehensive income at December 29, 2007, related to cash flow

hedges. These gains will be recognized within the next 12 months. Of these gains, the portion resulting from our open hedge positions was a net gain of $3 million as of December 29, 2007. We generally do not hedge cash flows related to commodities beyond 12 months.

Fair value hedges: We designate certain futures contracts as fair value hedges of firm commitments to purchase market hogs for slaughter and natural gas for the operation of our plants. From time to time, we also enter into foreign currency forward contracts to hedge changes in the fair value of receivables and purchase commitments arising from changes in the exchange rates of foreign currencies; however, the fair value of the foreign exchange contracts was not significant as of December 29, 2007, and September 29, 2007. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability attributable to the hedged risk (including gains or losses on firm commitments), are recorded in current period earnings. Ineffectiveness results when the change in the fair value of the hedge instrument differs from the change in fair value of the hedged item. Ineffectiveness related to fair value hedges was not significant during the three months ended December 29, 2007, and December 30, 2006.

Undesignated positions: We hold positions as part of our risk management activities, primarily futures and options for grains, livestock and natural gas, for which we do not apply hedge accounting, but instead mark these positions to fair value through earnings at each reporting date. We generally do not enter into undesignated positions beyond 18 months. We recognized pretax net gains of approximately $31 million and $41 million in cost of sales for the three months ended December 29, 2007, and December 30, 2006, respectively, related to grain positions for which we did not apply hedge accounting.

We enter into certain forward sales of boxed beef and boxed pork and forward purchases of cattle at fixed prices. The fixed price sales contracts lock in the proceeds from a sale in the future and the fixed cattle purchases lock in the cost. However, the cost of the livestock and the related boxed beef and pork market prices at the time of the sale or purchase could vary from this fixed price. As fixed forward sales of boxed beef and pork and forward purchases of cattle are entered into, to mitigate a portion of this risk we also enter into the appropriate number of livestock futures positions. Changes in market value of the open livestock futures positions are marked to market and reported in earnings at each reporting date, even though the economic impact of our fixed prices being above or below the market price is only realized at the time of sale or purchase. In connection with these livestock futures, we recorded realized and unrealized net gains of $25 million for the three months ended December 29, 2007, which included an unrealized pretax gain on open mark-to-market futures positions of approximately $4 million as of December 29, 2007. We recorded realized and unrealized net gains of $4 million for the three months ended December 30, 2006, related to livestock futures positions.

NOTE 5: INVENTORIES

Processed products, livestock and supplies and other inventories are valued at the lower of cost or market. Cost includes purchased raw materials, live purchase costs, growout costs (primarily feed, contract grower pay and catch and haul costs), labor and manufacturing and production overhead related to the purchase and production of inventories. Total inventory consists of the following (in millions):

	December 29, 2007	September 29, 2007
Processed products:		
Weighted-average method - chicken and prepared foods	$ 780	$ 773
First-in, first-out method - beef and pork	479	514
Livestock - first-in, first-out method	595	573
Supplies and other - weighted-average method	319	299
Total inventory	$ 2,173	$ 2,159

NOTE 6: PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows (in millions):

	December 29, 2007	September 29, 2007
Land	$ 97	$ 99
Buildings and leasehold improvements	2,429	2,423
Machinery and equipment	4,298	4,255
Land improvements and other	205	200
Buildings and equipment under construction	262	245
	7,291	7,222
Less accumulated depreciation	3,716	3,614
Net property, plant and equipment	$ 3,575	$ 3,608

NOTE 7: OTHER CURRENT LIABILITIES

Other current liabilities are as follows (in millions):

	December 29, 2007	September 29, 2007
Accrued salaries, wages and benefits	$ 203	$ 249
Self-insurance reserves	260	259
Other	340	420
Total other current liabilities	$ 803	$ 928

NOTE 8: COMMITMENTS

We guarantee debt of outside third parties, which involve a lease and grower loans, all of which are substantially collateralized by the underlying assets. Terms of the underlying debt cover periods up to nine years, and the maximum potential amount of future payments as of December 29, 2007, was $71 million. We also maintain operating leases for various types of equipment, some of which contain residual value guarantees for the market value of the underlying leased assets at the end of the term of the lease. The terms of the lease maturities cover periods up to seven years. The maximum potential amount of the residual value guarantees is $55 million, of which $22 million would be recoverable through various recourse provisions and an undeterminable recoverable amount based on the fair market value of the underlying leased assets. The likelihood of material payments under these guarantees is not considered probable. At December 29, 2007, and September 29, 2007, no material liabilities for guarantees were recorded.

NOTE 9: LONG-TERM DEBT

The major components of long-term debt are as follows (in millions):

	Maturity	December 29, 2007	September 29, 2007
Revolving credit facility	2010	$ -	$ -
Senior notes (rates ranging from 6.85% to 8.25%)	2010–2028	2,470	2,475
Lakeside term loan (5.82% effective rate at 12/29/07)	2009	25	25
Accounts receivable securitization (6.01% effective rate at 12/29/07)	2008, 2010	147	213
Other	Various	64	66
Total debt		2,706	2,779
Less current debt		132	137
Total long-term debt		$ 2,574	$ 2,642

We have an unsecured revolving credit facility totaling $1.0 billion that supports short-term funding needs and letters of credit. The facility expires in September 2010. At December 29, 2007, we had outstanding letters of credit totaling $241 million, none of which were drawn upon, issued primarily in support of workers' compensation insurance programs and derivative activities. The amount available under the unsecured revolving credit facility at December 29, 2007, was $759 million.

We have a receivables purchase agreement with three co-purchasers to sell up to $750 million of trade receivables, consisting of $375 million expiring in August 2008 and $375 million expiring in August 2010. The receivables purchase agreement has been accounted for as a borrowing and has an interest rate based on commercial paper issued by the co-purchasers. Under this agreement, substantially all of our accounts receivable are sold to a special purpose entity, Tyson Receivables Corporation (TRC), which is a wholly-owned consolidated subsidiary of the Company. TRC has its own creditors entitled to be satisfied out of all of the assets of TRC prior to any value becoming available to the Company as TRC's equity holder. At December 29, 2007, there was $73.5 million outstanding under the receivables purchase agreement expiring in August 2008 and $73.5 million under the agreement expiring in August 2010.

Our debt agreements contain various covenants, the most restrictive of which contain a maximum allowed leverage ratio and a minimum required interest coverage ratio. We were in compliance with all covenants at December 29, 2007.

Tyson Fresh Meats, Inc., a wholly-owned subsidiary of the Company, has fully and unconditionally guaranteed $1.0 billion of senior unsecured notes due April 1, 2016. The following condensed consolidating financial information is provided for the Company, as issuer, and for TFM, as guarantor, as an alternative to providing separate financial statements for the guarantor.

The following financial information presents condensed consolidating financial statements, which include Tyson Foods, Inc. (TFI Parent); Tyson Fresh Meats, Inc. (TFM Parent); the Non-Guarantor Subsidiaries on a combined basis; the elimination entries necessary to consolidate the TFI Parent, TFM Parent and the Non-Guarantor Subsidiaries; and Tyson Foods, Inc. on a consolidated basis.

Condensed Consolidating Statement of Income for the three months ended December 29, 2007 — in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	12	$ 3,797	$ 2,876	$ (209)	$	6,476
Cost of Sales		(5)	3,751	2,624	(209)		6,161
		17	46	252	-		315
Operating Expenses:							
Selling, general and administrative		25	45	145	-		215
Other charges		1	1	4	-		6
Operating Income (Loss)		(9)	-	103	-		94
Other (Income) Expense:							
Interest expense, net		48	5	(2)	-		51
Other, net		(13)	(5)	(1)	-		(19)
Equity in net earnings of subsidiaries		(63)	(19)	-	82		-
		(28)	(19)	(3)	82		32
Income from Continuing Operations							
before Income Taxes		19	19	106	(82)		62
Income Tax Expense (Beneft)		(15)	-	36	-		21
Income from Continuing Operations		34	19	70	(82)		41
Loss from Discontinued Operation		-	-	(7)	-		(7)
Net Income	$	34	$ 19	$ 63	$ (82)	$	34

Condensed Consolidating Statement of Income for the three months ended December 30, 2006 — in millions

	TFI Parent		TFM Parent	Non-Guarantor Subsidiaries	Eliminations		Total
Net Sales	$	11	$ 3,738	$ 2,751	$ (202)	$	6,298
Cost of Sales		(31)	3,683	2,506	(202)		5,956
		42	55	245	-		342
Operating Expenses:							
Selling, general and administrative		23	39	127	-		189
Other charges		1	1	-	-		2
Operating Income		18	15	118	-		151
Other (Income) Expense:							
Interest expense, net		47	8	4	-		59
Other, net		-	(19)	21	-		2
Equity in net earnings of subsidiaries		(76)	(7)	-	83		-
		(29)	(18)	25	83		61
Income from Continuing Operations							
before Income Taxes		47	33	93	(83)		90
Income Tax Expense (Beneft)		(10)	9	31	-		30
Income from Continuing Operations		57	24	62	(83)		60
Loss from Discontinued Operation		-	-	(3)	-		(3)
Net Income	$	57	$ 24	$ 59	$ (83)	$	57

Condensed Consolidating Balance Sheet as of December 29, 2007 — in millions

	TFI Parent		TFM Parent		Non-Guarantor Subsidiaries		Eliminations		Total
Assets									
Current Assets:									
Cash and cash equivalents	$	4	$	-	$	51	$	-	$	55
Accounts receivable, net		1		561		1,498		(876)		1,184
Inventories		1		637		1,535		-		2,173
Other current assets		105		47		58		(58)		152
Assets of discontinued operation held for sale		-		-		163		-		163
Total Current Assets		111		1,245		3,305		(934)		3,727
Net Property, Plant and Equipment		43		1,007		2,525		-		3,575
Goodwill		-		1,501		986		-		2,487
Intangible Assets		-		57		68		-		125
Other Assets		111		115		145		(35)		336
Investment in subsidiaries		8,309		1,011		-		(9,320)		-
Total Assets	$	8,574	$	4,936	$	7,029	$	(10,289)	$	10,250
Liabilities and Shareholders' Equity									
Current Liabilities:									
Current debt	$	87	$	-	$	45	$	-	$	132
Trade accounts payable		18		603		571		-		1,192
Other current liabilities		1,107		124		506		(934)		803
Total Current Liabilities		1,212		727		1,122		(934)		2,127
Long-Term Debt		2,318		250		6		-		2,574
Deferred Income Taxes		-		72		303		(35)		340
Other Liabilities		292		106		59		-		457
Shareholders' Equity		4,752		3,781		5,539		(9,320)		4,752
Total Liabilities and Shareholders' Equity		8,574	$	4,936	$	7,029	$	(10,289)	$	10,250

Condensed Consolidating Balance Sheet as of September 29, 2007   in millions

	TFI Parent	TFM Parent	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 3	$ -	$ 39	$ -	$ 42
Accounts receivable, net	1	557	1,461	(773)	1,246
Inventories	-	674	1,485	-	2,159
Other current assets	79	32	18	(59)	70
Assets of discontinued operation held for sale	-	-	164	-	164
Total Current Assets	83	1,263	3,167	(832)	3,681
Net Property, Plant and Equipment	44	1,015	2,549	-	3,608
Goodwill	-	1,499	986	-	2,485
Intangible Assets	-	57	69	-	126
Other Assets	137	113	139	(62)	327
Investment in subsidiaries	8,243	976	-	(9,219)	-
Total Assets	$ 8,507	$ 4,923	$ 6,910	$ (10,113)	$ 10,227
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current debt	$ 120	$ -	$ 17	$ -	$ 137
Trade accounts payable	79	517	454	-	1,050
Other current liabilities	1,008	143	609	(832)	928
Total Current Liabilities	1,207	660	1,080	(832)	2,115
Long-Term Debt	2,355	255	32	-	2,642
Deferred Income Taxes	-	168	261	(62)	367
Other Liabilities	214	94	64	-	372
Shareholders' Equity	4,731	3,746	5,473	(9,219)	4,731
Total Liabilities and Shareholders' Equity	$ 8,507	$ 4,923	$ 6,910	$ (10,113)	$ 10,227

Condensed Consolidating Statement of Cash Flows for the three months ended December 29, 2007 — in millions

	TFI Parent	TFM Parent	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Provided by (Used for) Operating Activities	$ (19)	$ 29	$ 176	$ -	$ 186
Cash Flows From Investing Activities:					
Additions to property, plant and equipment	-	(27)	(73)	-	(100)
Proceeds from sale of investment	14	7	-	-	21
Proceeds from sale of marketable securities, net	-	-	1	-	1
Other, net	(9)	10	5	-	6
Cash Provided by (Used for) Investing Activities	5	(10)	(67)	-	(72)
Cash Flows From Financing Activities:					
Net change in debt	(70)	(5)	1	-	(74)
Purchase of treasury shares	(4)	-	-	-	(4)
Dividends	(14)	-	-	-	(14)
Stock options exercised and other, net	-	(11)	-	-	(11)
Net change in intercompany balances	103	(3)	(100)	-	-
Cash Provided by (Used for) Financing Activities	15	(19)	(99)	-	(103)
Effect of Exchange Rate Change on Cash	-	-	2	-	2
Increase in Cash and Cash Equivalents	1	-	12	-	13
Cash and Cash Equivalents at Beginning of Period	3	-	39	-	42
Cash and Cash Equivalents at End of Period	$ 4	$ -	$ 51	$ -	$ 55

Condensed Consolidating Statement of Cash Flows for the three months ended December 30, 2006 — in millions

	TFI Parent	TFM Parent	Non-Guarantor Subsidiaries	Eliminations	Total
Cash Provided by (Used for) Operating Activities	$ (91)	$ 210	$ 206	$ -	$ 325
Cash Flows From Investing Activities:					
Additions to property, plant and equipment	(6)	(5)	(32)	-	(43)
Proceeds from sale of short-term investment	770	-	-	-	770
Proceeds from sale of marketable securities, net	-	-	4	-	4
Other, net	10	25	(26)	-	9
Cash Provided by (Used for) Investing Activities	774	20	(54)	-	740
Cash Flows From Financing Activities:					
Net change in debt	(868)	-	(150)	-	(1,018)
Purchase of treasury shares	(24)	-	-	-	(24)
Dividends	(14)	-	-	-	(14)
Stock options exercised and other, net	19	(9)	(2)	-	8
Net change in intercompany balances	208	(221)	13	-	-
Cash Used for Financing Activities	(679)	(230)	(139)	-	(1,048)
Effect of Exchange Rate Change on Cash	-	-	-	-	-
Increase in Cash and Cash Equivalents	4	-	13	-	17
Cash and Cash Equivalents at Beginning of Period	2	1	25	-	28
Cash and Cash Equivalents at End of Period	$ 6	$ 1	$ 38	$ -	$ 45

NOTE 10: CONTINGENCIES

Listed below are certain claims made against the Company and our subsidiaries. In our opinion, we have made appropriate and adequate reserves, accruals and disclosures where necessary, and believe the probability of a material loss beyond the amounts accrued to be remote; however, the ultimate liability for these matters is uncertain, and if accruals and reserves are not adequate, an adverse outcome could have a material effect on the consolidated financial condition or results of operations. We believe we have substantial defenses to the claims made and intend to vigorously defend these cases.

In 2000, the Wage and Hour Division of the U.S. Department of Labor (DOL) conducted an industry-wide investigation of poultry producers, including us, to ascertain compliance with various wage and hour issues. As part of this investigation, the DOL inspected 14 of our processing facilities. On May 9, 2002, the DOL filed a civil complaint styled *Elaine L. Chao, Secretary of Labor, United States Department of Labor v. Tyson Foods, Inc.* against us in the U.S. District Court for the Northern District of Alabama. The plaintiffs allege in the complaint that we violated the overtime provisions of the federal Fair Labor Standards Act at our chicken-processing facility in Blountsville, Alabama. The complaint does not contain a definite statement of what acts constituted alleged violations of the statute, although the Secretary of Labor indicated in discovery the case seeks to require us to compensate all hourly chicken processing workers for pre- and post-shift clothes changing, washing and related activities and for one of two unpaid 30-minute meal periods. The Secretary of Labor seeks unspecified back wages for all employees at the Blountsville facility for a period of two years prior to the date of the filing of the complaint, and an additional amount in unspecified liquidated damages and an injunction against future violations at that facility and all other chicken processing facilities we operate. We filed a motion for partial summary judgment on July 23, 2007, which was granted in part on January 22, 2008. Although no date has been set, the trial of this matter is likely to occur within the next year.

Several private lawsuits are pending against us alleging that we failed to compensate poultry plant employees for all hours worked, including overtime compensation, in violation of the Fair Labor Standards Act. These lawsuits include *M.H. Fox, et al. v. Tyson Foods, Inc. (Fox)*, filed on June 22, 1999, in the U.S. District Court for the Northern District of Alabama, and *De Asencio v. Tyson Foods, Inc. (DeAsencio)*, filed on August 22, 2000, in the U.S. District Court for the Eastern District of Pennsylvania. Each of these matters involves similar allegations that employees should be paid for the time it takes to engage in pre- and post-shift activities such as changing into and out of protective and sanitary clothing, obtaining clothing and walking to and from the changing area, work areas and break areas. The plaintiffs in these lawsuits seek or have sought to act as class representatives on behalf of all current and former employees who were allegedly not paid for time worked and seek back wages, liquidated damages, pre- and post-judgment interest, and attorneys' fees. In *Fox*, the District Court denied class certification on November 16, 2006, and ordered the cases of the 10 named plaintiffs in the matter to proceed individually in the home jurisdictions of the named plaintiffs. Two of these cases were tried in November 2007 in Alabama with jury verdicts in favor of the plaintiffs. These cases are being appealed to the Eleventh Circuit Court of Appeals. In *DeAsencio*, plaintiffs appealed a jury verdict and final judgment entered in our favor on June 22, 2006, in the District Court. On September 7, 2007, the U.S. Court of Appeals for the Third Circuit reversed the jury verdict and remanded the case to the District Court for further proceedings. We sought rehearing en banc, which was denied by the Court of Appeals on October 5, 2007. Our petition for writ of certiorari is due to be filed in the United States Supreme Court by February 4, 2008.

In addition to *Fox* and *DeAsencio*, additional private lawsuits were filed against us since the beginning of fiscal 2007 which allege we failed to compensate poultry plant employees for all hours worked, including overtime compensation, in violation of the Fair Labor Standards Act. These lawsuits are *Sheila Ackles, et al. v. Tyson Foods, Inc.* (N. Dist. Alabama, October 23, 2006); *McCluster, et al. v. Tyson Foods, Inc.* (M. Dist. Georgia, December 11, 2006); *Dobbins, et al. v. Tyson Chicken, Inc., et al.* (N. Dist. Alabama, December 21, 2006); *Buchanan, et al. v. Tyson Chicken, Inc.*, *et al.* and *Potter, et al. v. Tyson Chicken, Inc., et al.* (N. Dist. Alabama, December 22, 2006); *Jones, et al. v. Tyson Foods, Inc., et al., Walton, et al. v. Tyson Foods, Inc., et al.* and *Williams, et al. v. Tyson Foods, Inc., et al.* (S. Dist. Mississippi, February 9, 2007); *Balch, et al. v. Tyson Foods, Inc.* (E. Dist. Oklahoma, March 1, 2007); *Adams, et al. v. Tyson Foods, Inc.* (W. Dist. Arkansas, March 2, 2007); *Atkins, et al. v. Tyson Foods, Inc.* (M. Dist. Georgia, March 5, 2007); and *Laney, et al. v. Tyson Foods, Inc.* and *Williams, et al. v. Tyson Foods, Inc.* (M. Dist. Georgia, May 23, 2007). Similar to *Fox* and *DeAsencio*, each of these matters involves allegations employees should be paid for the time it takes to engage in pre- and post-shift activities such as changing into and out of protective and sanitary clothing, obtaining clothing and walking to and from the changing area, work areas and break areas. The plaintiffs in each of these lawsuits

seek or have sought to act as class representatives on behalf of all current and former employees who were allegedly not paid for time worked and seek back wages, liquidated damages, pre- and post-judgment interest, and attorneys' fees. On April 6, 2007, we filed a motion for transfer of the above named actions for coordinated pretrial proceedings before the Judicial Panel on Multidistrict Litigation. The motion for transfer was granted on August 17, 2007, and the cases listed above were transferred to the federal district court in the Middle District of Georgia, *In re: Tyson Foods, Inc., Fair Labor Standards Act Litigation* ("MDL Proceedings"). On January 2, 2008, the Judge in the MDL Proceedings issued a Joint Scheduling and Case Management Order. The Order grants Conditional Class Certification and calls for notice to be given to potential putative class members via a third party administrator no later than 90 days from the date of the Court's Order. The potential class members will have 60 days to "opt–in" to the class. The parties will then conduct discovery for a period of 240 days at no more than eight of our facilities. We presently intend to seek decertification of the class related to each of the eight facilities.

On November 21, 2002, 10 current and former hourly employees of a TFM case ready facility in Goodlettsville, Tennessee, filed a putative class action lawsuit styled *Emily D. Jordan, et al. v. IBP, inc. and Tyson Foods, Inc.* in the U.S. District Court for the Middle District of Tennessee against us claiming violations of the overtime provisions of the Fair Labor Standards Act by failing to pay employees for all hours worked. The suit further alleges employees should be paid for the time it takes to collect, assemble and put on, take off and wash their health, safety and production gear at the beginning and end of their shifts and during their meal period. Finally, the suit alleges we deduct 30 minutes per day from employees' paychecks regardless of whether employees use a full 30-minute period for their meal. The plaintiffs seek a declaration that the defendants did not comply with the Fair Labor Standards Act, and an award for an unspecified amount of back pay compensation and benefits, unpaid entitlements, liquidated damages, prejudgment and post-judgment interest, attorney fees and costs. On November 17, 2003, the District Court conditionally certified a collective action based on clothes changing and washing activities and unpaid production work during meal periods, since the plant operations began in April 2001. Approximately 573 current and former employees have opted into the class. On August 20, 2007, both parties filed motions for summary judgment. Trial was again rescheduled and is now set to begin on September 16, 2008.

NOTE 11: PENSIONS AND OTHER POSTRETIREMENT BENEFITS

Components of net periodic benefit cost for the pension and other postretirement benefit plans recognized in the Consolidated Condensed Statements of Income were as follows (in millions):

| | Pension Benefits | | Other Postretirement Benefits | |
| | Three Months Ended | | Three Months Ended | |
	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006
Service cost	$ 1	$ 2	$ -	$ -
Interest cost	2	2	1	1
Amortization of prior service costs	-	-	-	(1)
Expected return on plan assets	(2)	(2)	-	-
Net periodic benefit cost	$ 1	$ 2	$ 1	$ -

NOTE 12: INCOME TAXES

The effective tax rate for continuing operations for the first quarter of fiscal 2008 was 33.9%, as compared to 33.3% for the first quarter of fiscal 2007. The effective rate for the first quarter of fiscal 2008 was impacted by such items as state income taxes, general business credits, certain nondeductible and nontaxable items and composition of income and loss between domestic and foreign operations. On December 20, 2006, the President signed into law the Tax Relief and Health Care Act of 2006 which provided for the retroactive extension to December 31, 2007, of certain general business credits that expired on December 31, 2005. As a result, in the first quarter of fiscal 2007, we recognized $4 million of credits relating to fiscal 2006. On October 1, 2007, Mexico's new IETU tax law was enacted and took effect on January 1, 2008. The enactment of this new law did not have a material impact on the first quarter of fiscal 2008 income tax provision.

At the beginning of fiscal 2008, we adopted FIN 48. See Note 1, "Accounting Policies" for the impact of the adoption.

At the beginning of fiscal 2008, our unrecognized tax benefits were $210 million. During the first quarter of fiscal 2008, the amount of unrecognized tax benefits decreased by approximately $18 million related to U.S. federal income tax settlements. There were no other material changes during the first quarter of fiscal 2008. The amount of unrecognized tax benefits, if recognized, that would affect our effective tax rate was $61 million at the beginning of fiscal 2008.

We classify interest and penalties on unrecognized tax benefits as income tax expense. At the beginning of fiscal 2008, before tax benefits, we had $70 million of accrued interest and penalties on unrecognized tax benefits.

Within the next twelve months from the date of adoption, tax audit resolutions could potentially reduce unrecognized tax benefits by approximately $50 million, either because tax positions are sustained on audit or because we agree to their disallowance. Of this amount, a payment of tax of $13 million was made during the first quarter of fiscal 2008. As of the beginning of fiscal 2008, we are subject to income tax examinations for U.S. federal income taxes for fiscal years 1998 through 2006, and for foreign, state and local income taxes for fiscal years 2001 through 2006.

NOTE 13: EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share data):

		Three Months Ended		
		December 29, 2007		December 30, 2006
Numerator:				
Income from continuing operations	$	41	$	60
Loss from discontinued operation		(7)		(3)
Net income		34		57
Less Dividends:				
Class A ($0.040/share/quarter)		11		11
Class B ($0.036/share/quarter)		3		3
Undistributed earnings	$	20	$	43
Class A undistributed earnings		16		34
Class B undistributed earnings		4		9
Total undistributed earnings	$	20	$	43
Denominator:				
Denominator for basic earnings per share:				
Class A weighted average shares		279		264
Class B weighted average shares, and shares under				
if-converted method for diluted earnings per share		70		83
Effect of dilutive securities:				
Stock options and restricted stock		6		6
Denominator for diluted earnings per share – adjusted				
weighted average shares and assumed conversions		355		353
Earnings Per Share from Continuing Operations:				
Class A Basic	$	0.12	$	0.18
Class B Basic	$	0.11	$	0.16
Diluted	$	0.12	$	0.17
Loss Per Share from Discontinued Operation:				
Class A Basic	$	(0.02)	$	(0.01)
Class B Basic	$	(0.02)	$	(0.01)
Diluted	$	(0.02)	$	(0.01)
Net Earnings Per Share:				
Class A Basic	$	0.10	$	0.17
Class B Basic	$	0.09	$	0.15
Diluted	$	0.10	$	0.16

Approximately ten million and nine million of our option shares were antidilutive at December 29, 2007, and December 30, 2006, respectively, and were not included in the dilutive earnings per share calculation.

We have two classes of capital stock, Class A Common Stock (Class A stock) and Class B Common Stock (Class B stock). Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of cash dividends paid to holders of Class B stock cannot exceed 90% of the cash dividend paid to holders of Class A stock.

We allocate undistributed earnings based upon a 1 to 0.9 ratio per share to Class A stock and Class B stock, respectively. We allocate undistributed earnings based on this ratio due to historical dividend patterns, voting control of Class B stockholders and contractual limitations of dividends to Class B stock.

NOTE 14: COMPREHENSIVE INCOME

The components of comprehensive income are as follows (in millions):

| | Three Months Ended | |
	December 29, 2007	December 30, 2006
Net income	$ 34	$ 57
Other comprehensive income (loss), net of tax:		
Currency translation adjustment	5	6
Postretirement benefits reserves adjustments	(1)	-
Net hedging unrealized gain	7	20
Net hedging unrealized (gain) loss reclassified to cost of sales	(1)	4
Total comprehensive income	$ 44	$ 87

The related tax effects allocated to the components of comprehensive income are as follows (in millions):

| | Three Months Ended | |
	December 29, 2007	December 30, 2006
Income tax expense (benefit):		
Postretirement benefits reserves adjustments	$ 1	$ -
Net hedging unrealized gain	4	13
Net hedging unrealized (gain) loss reclassified to cost of sales	-	2
Total income tax expense	$ 5	$ 15

NOTE 15: SEGMENT REPORTING

We operate in four segments: Chicken, Beef, Pork and Prepared Foods. We measure segment profit as operating income (loss).

Chicken: Chicken operations include breeding and raising chickens, as well as processing live chickens into fresh, frozen and value-added chicken products. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. The Chicken segment also includes sales from allied products and our chicken breeding stock subsidiary.

Beef: Beef operations include processing live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. The Beef segment also derives value from allied products such as hides and variety meats for sale to further processors and others. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

Pork: Pork operations include processing live market hogs and fabricating pork carcasses into primal and sub-primal cuts and case-ready products. This segment also includes our live swine group and related allied product processing activities. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world. We also sell allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

Prepared Foods: Prepared foods operations manufacture and market frozen and refrigerated food products. Products include pepperoni, bacon, beef and pork pizza toppings, pizza crusts, flour and corn tortilla products, appetizers, prepared meals, ethnic foods, soups, sauces, side dishes, meat dishes and processed meats. Products are marketed domestically to food retailers, foodservice distributors, restaurant operators and noncommercial foodservice establishments such as schools, hotel chains, healthcare facilities, the military and other food processors, as well as to international markets throughout the world.

Information on segments and a reconciliation to income from continuing operations before income taxes are as follows, (in millions):

	Three Months Ended			
	December 29, 2007		December 30, 2006	
Sales:				
Chicken	$	2,098	$	1,964
Beef		2,858		2,803
Pork		835		827
Prepared Foods		676		692
Other		9		12
Total Sales	$	6,476	$	6,298
Operating Income (Loss):				
Chicken	$	35	$	73
Beef		(75)		(17)
Pork		76		39
Prepared Foods		32		31
Other		26		25
Total Operating Income		94		151
Other Expense		32		61
Income from Continuing Operations before Income Taxes	$	62	$	90

The Beef segment had sales of $28 million and $25 million in the first quarter of fiscal years 2008 and 2007, respectively, from transactions with other operating segments. The Pork segment had sales of $121 million and $126 million in the first quarter of fiscal years 2008 and 2007, respectively, from transactions with other operating segments. The aforementioned sales from intersegment transactions, which were at market prices, were excluded from the segment sales in the above table.

NOTE 16: SUBSEQUENT EVENT

On January 25, 2008, we announced the decision to restructure operations at our Emporia, Kansas, beef plant. Beef slaughter operations are expected to cease during the second quarter of fiscal 2008. However, the facility will still be used as a cold storage and distribution warehouse and will process ground beef. In addition, the Emporia facility will help enhance efficiencies at some of our other plants by taking over the processing of certain commodity and specialty cuts, which have typically slowed production at those locations. This restructuring will result in the elimination of approximately 1,500 of the 2,400 jobs currently provided at the Emporia plant.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Description of the Company
We are the world's largest meat protein company and the second-largest food production company in the *Fortune* 500 with one of the most recognized brand names in the food industry. We produce, distribute and market chicken, beef, pork, prepared foods and related allied products. Our operations are conducted in four segments: Chicken, Beef, Pork and Prepared Foods. Some of the key factors that influence our business are customer demand for our products, the ability to maintain and grow relationships with customers and introduce new and innovative products to the marketplace, accessibility of international markets, market prices for our chicken, beef and pork products, the cost of live cattle and hogs, raw materials and grain and operating efficiencies of our facilities.

Overview

- First quarter fiscal 2008 sales increased $178 million, or 2.8%, compared to the same period last year.
- Total debt outstanding at December 29, 2007, was reduced to $2.7 billion.
- Chicken Segment – Operating income declined due largely to increased grain costs of $107 million, which was partially offset by an increase in average sales prices.
- Beef Segment – Operating loss increased partially due to tight cattle supplies and industry overcapacity. Additionally, on January 25, 2008, we announced the restructuring of our Emporia, Kansas, beef plant, which includes ceasing that location's slaughter operations.
- Pork Segment – Operating margin improved due to record volume and lower average live hog costs.
- In June 2008, we executed a letter of intent to sell Lakeside Farm Industries (Lakeside), our Canadian beef operation, to XL Foods, Inc., a Canadian-owned beef processing business. Under the terms of the letter of intent, Tyson will sell Lakeside for $106 million and retain the finished product inventory, accounts receivable and accounts payable of Lakeside as of the closing date. XL Foods will pay an additional amount for cattle inventory, fertilizer inventory and packaging assets, estimated to approximate $85 million. The transaction remains subject to government approvals, receipt of commercially reasonable financing by XL Foods, Inc. and execution of a definitive agreement by the parties. The results of Lakeside are reported as a discontinued operation.

in millions, except per share data	Three Months Ended	
	December 29, 2007	December 30, 2006
Income from continuing operations	$ 41	$ 60
Income from continuing operations - per diluted share	0.12	0.17
Loss from discontinued operation	(7)	(3)
Loss from discontinued operation - per diluted share	(0.02)	(0.01)
Net income	34	57
Net income - per diluted share	0.10	0.16

First quarter of fiscal 2008 – Income from continuing operations includes the following items:
- $18 million non-operating gain related to the sale of an investment.
- $6 million of severance charges related to the FAST initiative.

Outlook

- The commodity markets affecting our business are extremely volatile and fluctuating tremendously on a daily basis. For this reason, we have decided to temporarily withdraw our previously issued earnings guidance. In this erratic and unpredictable operating environment, it is virtually impossible to make meaningful earnings forecast assumptions.
- Chicken – We anticipate an increase in grain costs for fiscal 2008 to exceed $500 million, as compared to fiscal 2007, which we will be working to mitigate primarily through price increases, as well as mix enhancements and overall operating performance.
- Beef – While this segment faced a very difficult operating environment in the first quarter of fiscal 2008, we expect the second quarter of fiscal 2008 to improve as compared to the first quarter. However, we will continue to face a challenging environment until cattle supplies are more balanced with slaughter capacity.
- Pork – In the second quarter of fiscal 2008, we expect hog supplies to remain adequate. This should enable us to operate at a high capacity utilization with good operating margins.
- Prepared Foods – We expect to be in the normalized operating margin range in the second quarter of fiscal 2008.

Summary of Results – Continuing Operations

Sales

in millions	Three Months Ended	
	December 29, 2007	December 30, 2006
Sales	$ 6,476	$ 6,298
Change in average sales price	5.9%	
Change in sales volume	(2.9)%	
Sales growth	2.8%	

- The improvement in sales was largely due to improved average sales prices, which accounted for an increase of approximately $346 million. The increased average sales prices were in response to higher raw material costs in the Chicken and Beef segments.
- Sales were negatively impacted by a decrease in sales volume, which accounted for a decrease of approximately $168 million. The decrease was caused by the sale of two poultry production facilities in the third quarter of fiscal 2007, as well as a decrease in Beef volume partially related to tight cattle supplies.

Cost of Sales

in millions	Three Months Ended	
	December 29, 2007	December 30, 2006
Cost of sales	$ 6,161	$ 5,956
Gross margin	$ 315	$ 342
Cost of sales as a percentage of sales	95.1%	94.6%

- Cost of sales increased $205 million. Cost per pound contributed to a $360 million increase, offset partially by a decrease in sales volume reducing cost of sales $155 million.
  - Increase in grain costs of $107 million.
  - Increase in average domestic live cattle costs increased cost of sales by approximately $161 million.
  - Decrease in Chicken segment sales volume decreased cost of sales by approximately $81 million related to the sale of two poultry production facilities in the third quarter of fiscal 2007.

Selling, General and Administrative

in millions	Three Months Ended			
	December 29, 2007		December 30, 2006	
Selling, general and administrative expenses	$	215	$	189
As a percentage of sales		3.3%		3.0%

- Increase of $16 million related to advertising and sales promotions.
- Increase of $5 million related to less favorable investment returns on company-owned life insurance.

Other Charges

in millions	Three Months Ended			
	December 29, 2007		December 30, 2006	
Other charges	$	6	$	2

- First quarter of fiscal 2008 – Includes $6 million of severance charges related to the FAST initiative.

Interest Expense

in millions	Three Months Ended			
	December 29, 2007		December 30, 2006	
Interest expense	$	53	$	61
Average borrowing rate		7.3%		7.4%
Change in average weekly debt		(10.8)%		

Other Expense (Income), net

in millions	Three Months Ended			
	December 29, 2007		December 30, 2006	
Other expense (income), net	$	(19)	$	2

- First quarter of fiscal 2008 – Includes $18 million non-operating gain related to the sale of an investment.

Effective Tax Rate

	Three Months Ended	
	December 29, 2007	December 30, 2006
Effective tax rate	33.9%	33.3%

- First quarter of fiscal 2008 effective tax rate was -
  - reduced by general business credits;
  - reduced by certain nontaxable income items;
  - increased by certain nondeductible expense items; and
  - increased by the composition of income and loss between domestic and foreign operations.
- First quarter of fiscal 2007 effective tax rate was -
  - reduced by the Extraterritorial Income Exclusion benefit;
  - reduced by Domestic Production Deduction;
  - reduced by general business credits;
  - reduced by recognition of $4 million of expired credits relating to fiscal 2006 due to the retroactive extension enacted in the first quarter of fiscal 2007; and
  - increased by certain nondeductible expense items.

Segment Results

We operate in four segments: Chicken, Beef, Pork and Prepared Foods. The following table is a summary of sales and segment profit (loss), which we measure at the operating income (loss) level.

in millions	Sales		Operating Income (Loss)	
	Three Months Ended		Three Months Ended	
	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006
Chicken	$ 2,098	$ 1,964	$ 35	$ 73
Beef	2,858	2,803	(75)	(17)
Pork	835	827	76	39
Prepared Foods	676	692	32	31
Other	9	12	26	25
Total	$ 6,476	$ 6,298	$ 94	$ 151

Chicken Segment Results

in millions	Three Months Ended		
	December 29, 2007	December 30, 2006	Change
Sales	$ 2,098	$ 1,964	$ 134
Sales Volume Change			(8.0)%
Average Sales Price Change			16.1%
Operating Income	$ 35	$ 73	$ (38)
Operating Margin	1.7%	3.7%	

- **Sales and Operating Income** –Sales and operating income were impacted positively by improved average sales prices, partially offset by decreased sales volume as a result of the sale of two poultry plants in the third quarter of fiscal 2007. Operating income was adversely impacted by increased grain costs of $107 million, as compared to the same period for fiscal 2007.

Beef Segment Results

in millions	Three Months Ended		
	December 29, 2007	December 30, 2006	Change
Sales	$ 2,858	$ 2,803	$ 55
Sales Volume Change			(2.0)%
Average Sales Price Change			4.1%
Operating Loss	$ (75)	$ (17)	$ (58)
Operating Margin	(2.6)%	(0.6)%	

- **Sales and Operating Loss** – Operating results were negatively impacted by higher average live prices and operating cost inefficiencies, partially offset by increased average sales prices.

Pork Segment Results

in millions	Three Months Ended					
	December 29, 2007		December 30, 2006		Change	
Sales	$	835	$	827	$	8
Sales Volume Change						6.7%
Average Sales Price Change						(5.3)%
Operating Income	$	76	$	39	$	37
Operating Margin		9.1%		4.7%		

- **Sales and Operating Income** – Operating results were impacted positively by lower average live prices, partially offset by lower average sales prices. Operating results were also positively impacted by strong export sales, which led to increased sales volume.

Prepared Foods Segment Results

in millions	Three Months Ended					
	December 29, 2007		December 30, 2006		Change	
Sales	$	676	$	692	$	(16)
Sales Volume Change						(1.5)%
Average Sales Price Change						(0.9)%
Operating Income	$	32	$	31	$	1
Operating Margin		4.7%		4.5%		

- **Sales and Operating Income** – Operating results were positively impacted by lower raw material costs. This included lower pork costs, which was offset by higher grain inputs.

LIQUIDITY AND CAPITAL RESOURCES

Our cash needs for operations growth and capital expenditures are expected to be met through cash flows provided by operating activities, as well as short-term borrowings.

Cash Flows from Operating Activities

in millions	Three Months Ended			
	December 29, 2007		December 30, 2006	
Net income	$	34	$	57
Non-cash items in net income:				
Depreciation and amortization		127		128
Deferred taxes and other, net		(34)		75
Net cash provided by operating activities before changes in working capital		127		260
Changes in working capital		59		65
Net cash provided by operating activities	$	186	$	325

Net cash provided by operating activities before changes in working capital represents net income adjusted for non-cash income and expenses. Additionally, this amount represents net cash provided by operating activities prior to changes in assets and liabilities associated with operations. Changes in working capital do not include changes in property, plant and equipment associated with the Lakeside discontinued operation.

Changes in working capital:
- **December 29, 2007** – Operating cash flows increased due to higher accounts payable and lower accounts receivable balances, partially offset by lower accrued salaries and wages, interest payable and derivative-related balances.
- **December 30, 2006** – Operating cash flows increased due to higher accounts payable balance, partially offset by a lower interest payable balance.

Cash Flows from Investing Activities

in millions	Three Months Ended	
	December 29, 2007	December 30, 2006
Additions to property, plant and equipment	$ (100) $	(43)
Proceeds from sale of property, plant and equipment	10	2
Proceeds from sale of investment	21	-
Proceeds from sale of marketable securities, net	1	4
Proceeds from sale of short-term investment	-	770
Other, net	(4)	7
Net cash provided by (used for) investing activities	$ (72) $	740

- Expenditures for property, plant and equipment include acquiring new equipment, upgrading our facilities to maintain competitive standing and positioning us for future opportunities.
  - Capital spending for fiscal 2008 is expected to be between $425 million and $475 million.
  - In June 2007, we, along with Syntroleum Corporation, announced the formation of Dynamic Fuels LLC, a 50/50 joint venture, which will produce renewable synthetic fuels targeting the renewable diesel, jet and military fuel markets. We anticipate total initial capital spending of approximately $75 million for the construction of the initial facility, which is 50% of the estimated cost to construct the first facility. Construction is expected to begin in fiscal 2008 and continue through fiscal 2009, with production targeted for 2010.
- In the first quarter of fiscal 2007, we used proceeds from sale of the short-term investment to repay our outstanding $750 million 7.25% Notes due October 1, 2006. The short-term investment was purchased in fiscal 2006 with proceeds from $1.0 billion of senior unsecured notes maturing on April 1, 2016 (2016 Notes). The short-term investment was held in an interest bearing account with a trustee.
- We continue to evaluate additional international and domestic growth opportunities. We are working to complete potentially three integrated poultry joint ventures in Asia, as well as an integrated poultry deal in Brazil. We expect to complete three of these transactions during fiscal 2008.

Cash Flows from Financing Activities

in millions	Three Months Ended	
	December 29, 2007	December 30, 2006
Net payments on revolving credit facilities	$ (66) $	(108)
Payments on debt	(11)	(910)
Proceeds from borrowings of debt	3	-
Purchases of treasury shares	(4)	(24)
Dividends	(14)	(14)
Decrease in negative book cash balances	(13)	(4)
Stock options exercised and other, net	2	12
Net cash used for financing activities	$ (103) $	(1,048)

- Net payments on revolving credit facilities primarily include activity related to the accounts receivable securitization.
- In the first quarter of fiscal 2007, we used proceeds from sale of the short-term investment to repay our outstanding $750 million 7.25% Notes due October 1, 2006. In addition, we used cash from operations to reduce the amount outstanding under the Lakeside term loan by $150 million.
- We expect to use cash from operations or short-term borrowings to repay our short-term debt.

Liquidity

in millions

	Expiration Date	Facility Amount	Outstanding Letters of Credit (no draw downs)	Amount Borrowed	Amount Available
Revolving credit facility	September 2010	$ 1,000	$ 241	$ -	$ 759
Receivables purchase agreement	Aug 2008, Aug 2010	750	-	147	603
Unused borrowing capacity				$	1,362

- The revolving credit facility supports our short-term funding needs and letters of credit. Letters of credit are issued primarily in support of workers' compensation insurance programs and derivative activities.
- The receivables purchase agreement allows us to sell up to $750 million of trade receivables, consisting of $375 million expiring in August 2008 and $375 million expiring in August 2010.
- Our current ratio was 1.75 to 1 and 1.74 to 1 at December 29, 2007, and September 29, 2007, respectively.

Capitalization

in millions

	December 29, 2007	September 29, 2007
Debt securities	$ 2,470	$ 2,475
Term loan	25	25
Other indebtedness	211	279
Total Debt	2,706	2,779
Total Equity	4,752	4,731
Debt to Capitalization Ratio	36.3%	37.0%

Credit Ratings

S&P currently rates the 2016 Notes "BBB-," with a negative outlook. Moody's currently rates this debt "Ba1," with a negative outlook. The pretax impact to earnings of a downgrade would be approximately $4 million annually, per ratings level reduction, of which $2.5 million would be related to increased interest expense on the 2016 Notes.

Debt Covenants

Our debt covenants contain various covenants, the most restrictive of which contain a maximum allowed leverage ratio and a minimum required interest coverage ratio. We were in compliance with all covenants at December 29, 2007.

CONTRACTUAL OBLIGATIONS

Contractual obligations at December 29, 2007, have not materially changed from the amounts disclosed in our Annual Report on Form 10-K for the year ended September 29, 2007. However, we adopted Financial Accounting Standards Board (FASB)

Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48) at the beginning of fiscal 2008. As a result of the adoption of FIN 48, we have unrecognized tax benefits of $192 million at December 29, 2007. See Note 1, "Accounting Policies" in the Notes to Consolidated Condensed Financial Statements for additional information related to the adoption of FIN 48.

RECENTLY ADOPTED ACCOUNTING PRONOUNCMENTS
In June 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 at the beginning of fiscal 2008. See Note 1, "Accounting Policies" for the impact of the adoption of FIN 48.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" (SFAS No. 159). This statement provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 157 and SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years; therefore, we expect to adopt SFAS No. 157 and SFAS No. 159 at the beginning of fiscal 2009. We are in process of evaluating the potential impacts of SFAS No. 157 and SFAS No. 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to establish accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity in the consolidated financial statements, rather than in the liability or mezzanine section between liabilities and equity. SFAS No. 160 also requires consolidated net income be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. The impact of SFAS No. 160 will not have a material impact on our current Consolidated Condensed Financial Statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 160 at the beginning of fiscal 2010.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R establishes principles and requirements for how an acquirer in a business combination: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008; therefore, we expect to adopt SFAS No. 141R for any business combinations entered into beginning in fiscal 2010.

CRITICAL ACCOUNTING ESTIMATES
We consider accounting policies related to: contingent liabilities; marketing and advertising costs; accrued self insurance; impairment of long-lived assets; impairment of goodwill and other intangible assets; and income taxes to be critical policies. These policies are summarized in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended September 29, 2007.

While we believe we have made reasonable estimates and assumptions to calculate the fair value of the reporting units and fair value of other intangible assets, it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate the fair value of the reporting units, we may be required to perform the second step of our goodwill impairment analysis, which could result in a material impairment.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain information in this report constitutes forward-looking statements. Such forward-looking statements include, but are not limited to, current views and estimates of future economic circumstances, industry conditions in domestic and international markets, our performance and financial results, including, without limitation, debt-levels, return on invested capital, value-added product growth, capital expenditures, tax rates, access to foreign markets and dividend policy. These forward-looking statements are subject to a number of factors and uncertainties that could cause our actual results and experiences to differ materially from anticipated results and expectations expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. "Risk Factors" included in our September 29, 2007, Annual Report filed on Form 10-K.

EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Three Months Ending December 29, 2007	Fiscal Years				
		2007	2006	2005	2004	2003
Earnings:						
Income (loss) from continuing operations before income taxes	$62	$410	$(268)	$441	$456	$475
Add: Fixed charges	65	278	325	277	315	337
Add: Amortization of capitalized interest	1	3	3	2	2	2
Less: Capitalized interest	(1)	(2)	(8)	(6)	(3)	(3)
Total earnings	127	689	52	714	770	811
Fixed Charges:						
Interest	52	228	263	226	269	294
Capitalized interest	1	2	8	6	3	3
Amortization of debt discount expense	1	4	5	6	6	5
Rentals at computed interest factor (1)	11	44	49	39	37	35
Total fixed charges	$65	$278	$325	$277	$315	$337
Ratio of Earnings to Fixed Charges	1.95	2.48	-	2.58	2.44	2.41
Insufficient Coverage	$ -	$ -	$273	$ -	$ -	$ -

(1) Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.